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Filed by International Multifoods Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: International Multifoods Corporation
Commission File No.: 1-6699
News Release
FOR IMMEDIATE RELEASE	Contact: Jill Schmidt (952) 594-3385

INTERNATIONAL MULTIFOODS REPORTS FISCAL 2004
FOURTH-QUARTER, FULL-YEAR RESULTS

EPS of $1.30 Before Unusual Items Within Previous Company Guidance

        MINNEAPOLIS, March 31, 2004—International Multifoods Corp. (NYSE: IMC) today reported fourth-quarter fiscal 2004 net earnings of $2.7 million, or 14 cents per diluted share, compared with net earnings of $7.9 million, or 40 cents per diluted share, in the fourth quarter of fiscal 2003. Excluding unusual items totaling 9 cents per diluted share in the current quarter and a gain from discontinued operations of 2 cents per share in the year-earlier period, earnings were 23 cents per diluted share, down from 38 cents per share last year.

        Net sales for the three months ended Feb. 28 were $212 million, down 2.6 percent from $217.6 million in the prior year.

        For the full year, Multifoods reported net earnings of $17.5 million, or 90 cents per diluted share, compared with a net loss of $46 million, or $2.37 per share, in fiscal 2003. Excluding unusual and one-time items in both fiscal years and a loss from discontinued operations in the prior year, diluted earnings per share in fiscal 2004 were $1.30, down from $1.58 in fiscal 2003.

        Net sales for the 12 months ended Feb. 28 were $908 million, down 3.3 percent from $939.3 million in fiscal 2003.

        A reconciliation of fourth-quarter and full-year earnings per share from continuing operations before unusual and one-time items to reported results is included at the end of this release, along with additional information on unusual and one-time items.

        "Our results for the year were in line with our revised earnings expectations of $1.30 to $1.40 per share and free cash flow target range of $5 million to $10 million," said Gary E. Costley, Multifoods chairman, president and chief executive officer. "We remain focused on our strategic priorities of brand-building, product innovation and improving our operational efficiencies. We continue to see moderation in the competitive environment in the U.S. retail baking products category and gradual improvement in some segments of the foodservice industry. We are off to a good start in fiscal 2005 with our businesses better positioned to capitalize on improving market conditions over the next year. We expect to continue this momentum into the pending merger with The J.M. Smucker Company. We are confident in the benefits that the combination of Smucker and Multifoods will bring to our key stakeholders."

        Free cash flow for the 12 months ended Feb. 28 was $7.1 million (cash flows of $42.6 million from continuing operations less capital expenditures of $35.5 million).

        Debt at the end of fiscal 2004 was $342.3 million, essentially even with the prior year. Sequentially, debt was down approximately $34 million from the end of the third quarter as a result of strong operating cash flows.

        Net interest expense for the quarter was $4.7 million, down from $5.7 million in the year-earlier period. For the full year, the company's effective tax rate for continuing operations before unusual and one-time items was 32 percent. Including unusual and one-time items, the tax rate was approximately 29 percent. The company's cash taxes paid are substantially less than book expense because of the recognition of net operating loss carry-forwards.

        Capital expenditures were $7.4 million for the quarter and $35.5 million for the year. Investments related to the Pillsbury desserts and specialty products acquisition accounted for approximately $19 million of total capital expenditures in fiscal 2004 and included the purchase of a baking mix plant in Toledo, Ohio, for $11.5 million. Depreciation and amortization amounted to $5.7 million for the quarter and $22 million for the year.

  Discussion of Fourth-Quarter Operating Results

        Excluding unusual items, operating earnings in the current quarter fell to $11.2 million, down from $16.7 million in the prior year, due to higher selling, general and administrative (SG&A) expenses versus lower-than-usual fourth-quarter SG&A costs last year. The increase in SG&A expenses was driven in part by lower pension income and increased investment in new product initiatives, more than offsetting a 120-basis-point improvement in gross profit margin in the quarter.

        Following is a review of the company's fourth-quarter operating results by segment:

        U.S. Consumer Products.    Net sales for the fourth quarter were $92.1 million, down 3.4 percent from $95.3 million in the prior year. Fourth-quarter total shipments were down 1.3 percent, compared with a 9-percent increase in the year-earlier period. Operating earnings were $11.3 million, down 8.1 percent from $12.3 million in the fourth quarter a year ago, due to the slightly lower volumes, and the impact of higher promotional and research-and-development expenses.

        For the 13 weeks ended Feb. 28, 2004, consumer take-away as measured by dollar volume for the company's U.S. Consumer Products business was down about 1 percent, reflecting softness in the potato side dish and pancake mix categories. Overall, retail distribution levels for the company's consumer brands were essentially even with the fourth quarter a year ago.

        "We were pleased with the performance of our Pillsbury and Martha White baking products brands in the quarter, with consumer take-away measured in dollar volume up 2.6 percent," Costley said. "We launched two new Pillsbury brownie mixes in January, and we are benefiting from the product improvement we made on our Pillsbury cake mix line earlier in the fiscal year."

        Foodservice Products.    Fourth-quarter net sales in Foodservice Products were $43.7 million, down about 17 percent from $52.6 million in the prior year. The decline in net sales was largely attributable to the planned rationalization of low-margin accounts and product lines, and lower baking mix volumes. Excluding unusual items, Foodservice Products had a net operating loss of $1.5 million, compared with operating earnings of $1.6 million a year ago. Fiscal 2004 fourth-quarter results were adversely affected by higher ingredient costs, principally for eggs, and by the lower volumes.

        Canadian Foods.    Net sales for the fourth quarter of fiscal 2004 were $76.2 million, up 9.3 percent from $69.7 million a year ago. Excluding currency effects, sales were down approximately 6 percent. Increased shipment volumes in consumer flour, consumer pickles and export products were more than offset by volume declines in commercial and consumer baking mixes. In June, the company terminated its agreement with Aurora Foods to manufacture, market and sell Duncan Hines products in Canada, which resulted in the lower consumer baking mix volumes.

        Operating earnings before unusual items rose 9.8 percent to $4.5 million. This increase was driven primarily by supply-chain improvements in the company's condiments business.

        For the 12 weeks ended Feb. 21, 2004, consumer take-away in the company's flour business was up 2 percent. In pickles, consumer take-away declined about 2 percent, compared with strong results in last year's fourth quarter driven by the introduction of the company's new Bick's snack-sized pickles.

        During the quarter, the company entered into a preferred merchandising arrangement for its Robin Hood brand of flour with one of Canada's leading national grocery retailers.

  Summary of Fourth-Quarter, Full-Year Unusual and One-Time Items

        In the fourth quarter of fiscal 2004, the company recognized unusual items totaling $2.9 million pre-tax, $1.9 million after tax or 9 cents per diluted share, primarily for costs related to the organizational assessment conducted by Deloitte and to the proposed merger transaction with The J.M. Smucker Company. Also included in the $2.9 million of unusual items was approximately $600,000 of severance expense in the Foodservice Products and Canadian Foods segments.

        In addition to the fourth-quarter items noted above, the company's fiscal 2004 results include the following unusual and one-time items:

  •
  Costs for severance and the disposition of the company's foodservice pie business totaling $5.5 million pre-tax, $3.3 million after tax or 17 cents per share.

  •
  A non-cash pre-tax charge of $4.4 million, $2.7 million after tax or 14 cents per share, for the write-off of the unamortized portion of bank fees on a former credit facility that was replaced with a new senior secured credit agreement in August. This charge is recorded in "Other income (expense), net" in the attached financial tables.

  Reconciliation of Fiscal 2004, Fiscal 2003 Results

        Following is a reconciliation of fourth-quarter and full-year earnings per share excluding unusual and one-time items and discontinued operations to amounts reported under generally accepted accounting principles (GAAP). This additional information is intended to help investors better assess and further analyze the company's performance, core results and underlying trends. Excluded items are considered to be of a non-operational nature in the applicable period.

Fiscal 2004 Ended Feb. 28, 2004	Fourth Quarter	Full Year
Diluted earnings per share from continuing operations before unusual and one-time items	$0.23	$1.30
Restructuring, severance, merger-related costs	(0.09)	(0.24)
Write-off of unamortized portion of bank fees on a former credit facility that was replaced	—	(0.14)
Exit costs related to sale of foodservice pie business	—	(0.02)

Reported earnings per share	$0.14	$0.90

Fiscal 2003 Ended March 1, 2003	Fourth Quarter	Full Year
Diluted earnings per share from continuing operations before unusual and one-time items	$0.38	$1.58
Loss on early debt repayment	—	(0.15)

Earnings per share from continuing operations	0.38	1.43
Discontinued operations	0.02	(3.80)

Reported earnings (loss) per share	$0.40	$(2.37)

  Merger Update and Outlook

        On March 8, The J.M. Smucker Company (NYSE: SJM) and Multifoods announced a definitive agreement under which Smucker will acquire Multifoods for approximately $840 million, including about $340 million in debt. Under terms of the agreement, Multifoods' shareholders will receive $25 per share in a combination of 80 percent Smucker common stock and 20 percent cash.

        On March 17, the companies submitted their U.S. and Canadian regulatory filings. The transaction remains subject to the government review process and other customary closing conditions, including the approvals of both companies' stockholders. The companies continue to expect the transaction to close by the end of June.

        "The transaction with Smucker represents a unique opportunity to enhance shareholder value by creating a stronger, more competitive marketer of North American icon brands in the center of the grocery store," Costley said. "We are moving forward in preparing for the integration of our businesses with Smucker and are on track to complete the transaction in late June."

        As the company previously indicated, it is not providing quarterly or annual earnings guidance for fiscal 2005.

  Conference Call Information

        Multifoods will review its fiscal 2004 fourth-quarter and full-year results on a conference call today, beginning at 11 a.m. (EST). Investors and the public are invited to listen to the live Webcast of the conference call through the company's Web site, www.multifoods.com. A replay of the Webcast will be available at the same location shortly after the call and will remain available through the end of May.

  About International Multifoods Corp.

        Multifoods is a manufacturer and marketer of branded consumer foods and foodservice products in North America. Multifoods' brands include Pillsbury® baking mixes for items such as cakes, muffins, brownies and quick breads; Pillsbury® ready-to-spread frostings; Hungry Jack® pancake mixes, syrup and potato side dishes; Martha White® baking mixes and ingredients; Robin Hood® flour and baking mixes; Pet® evaporated milk and dry creamer; Farmhouse® rice and pasta side dishes; Bick's® pickles and condiments in Canada; Softasilk® premium cake flour; Red River® hot flax cereal; and Golden Temple® Indian foods. Further information about Multifoods is available on the Internet at www.multifoods.com.

  Forward-Looking Language

        This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the company's operations and financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others, approval of the merger transaction with The J.M. Smucker Company by Multifoods and Smucker shareholders and regulatory authorities; consummation of the proposed transaction; timing of the close of the proposed transaction; the impact of competitive products and pricing; changes in consumer preferences and tastes or perceptions of health-related issues; effectiveness of advertising or market-spending programs; market or weather conditions that may affect the costs of grain, other raw materials, utilities and fuel; the impact of labor matters; changes in laws and regulations; fluctuations in foreign exchange and interest rates; the potential inability to collect on a $6 million insurance claim receivable related to the loss of product in St. Petersburg, Russia; risks commonly encountered in international trade; and other factors as may be discussed in the company's Annual Report on Form 10-K for the year ended March 1, 2003, and other reports filed with the Securities and Exchange Commission.

  Important Legal Information

        This information is related to the proposed acquisition of International Multifoods Corp. by The J.M. Smucker Company. In connection with the proposed merger, Smucker and Multifoods will be filing with the Securities and Exchange Commission (SEC) a proxy statement-prospectus and other relevant documents concerning the proposed transaction. Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Copies of the documents filed with the SEC will be available free of charge at the SEC's website, www.sec.gov. In addition, stockholders and investors in International Multifoods Corp. or The J.M. Smucker Company will be able to obtain free copies of the documents filed with the SEC by directing their requests to: International Multifoods Corp. Investor Relations, 110 Cheshire Lane, Minnetonka, Minnesota 55305-1060, (Telephone: 952-594-3385) or to The J. M. Smucker Company, Attention: Investor Relations, One Strawberry Lane, Orrville, Ohio 44667, (Telephone: 330-682-3000).

        International Multifoods Corp., The J. M. Smucker Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding International Multifoods Corp.'s directors and executive officers and descriptions of their interests in International Multifoods is contained in International Multifoods Corp.'s proxy statement dated May 15, 2003, which is filed with the SEC. Information regarding The J.M. Smucker Company's directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in The J. M. Smucker Company's proxy statement dated July 8, 2003, which is filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

#    #    #

International Multifoods Corporation
Consolidated Statements of Operations
(unaudited)

	Fourth Quarter Ended
(in millions, except per share data)	Feb. 28, 2004	March 1, 2003
Net sales	$212.0	$217.6
Cost of goods sold	(175.1)	(182.3)

Gross profit	36.9	35.3
Selling, general and administrative	(25.7)	(18.6)
Unusual items	(2.9)	—

Operating earnings	8.3	16.7
Interest, net	(4.7)	(5.7)
Other income (expense), net	—	—

Earnings from continuing operations before income taxes	3.6	11.0
Income taxes	(0.9)	(3.7)

Earnings from continuing operations	2.7	7.3
Earnings from discontinued operations	—	0.6

Net earnings	$2.7	$7.9

Basic earnings per share:
Continuing operations	$0.14	$0.38
Discontinued operations	—	0.03

Total	$0.14	$0.41

Diluted earnings per share:
Continuing operations	$0.14	$0.38
Discontinued operations	—	0.02

Total	$0.14	$0.40

Average shares outstanding:
Basic	19.3	19.2
Diluted	19.6	19.4

International Multifoods Corporation
Segment and Earnings Digest
(unaudited)
(in millions, except per share data)

FY 2004—Fourth Quarter Ended February 28

	Net Sales	Operating Costs	Operating Earnings Before Unusual Items	Unusual Items	Operating Earnings
U.S. Consumer Products	$92.1	$(80.8)	$11.3	$—	$11.3
Foodservice Products	43.7	(45.2)	(1.5)	(0.3)	(1.8)
Canadian Foods	76.2	(71.7)	4.5	(0.3)	4.2
Corporate	—	(3.1)	(3.1)	(2.3)	(5.4)

Total	$212.0	$(200.8)	$11.2	$(2.9)	$8.3

Reconciliation of operating earnings to net earnings:

	Before Unusual & One-Time Items	Unusual & One- Time Items	Total
Operating earnings	$11.2	$(2.9)	$8.3
Interest, net	(4.7)	—	(4.7)
Other income (expense), net	—	—	—

Earnings from continuing operations before income taxes	6.5	(2.9)	3.6
Income taxes	(1.9)	1.0	(0.9)

Earnings from continuing operations	4.6	(1.9)	2.7
Earnings from discontinued operations	—	—	—

Net earnings	$4.6	$(1.9)	$2.7

Basic earnings per share:
Continuing operations	$0.24	$(0.10)	$0.14
Discontinued operations	—	—	—

Total	$0.24	$(0.10)	$0.14

Diluted earnings per share:
Continuing operations	$0.23	$(0.09)	$0.14
Discontinued operations	—	—	—

Total	$0.23	$(0.09)	$0.14

International Multifoods Corporation
Segment and Earnings Digest
(unaudited)
(in millions, except per share data)

FY 2003—Fourth Quarter Ended March 1

	Net Sales	Operating Costs	Operating Earnings Before Unusual Items	Unusual Items	Operating Earnings
U.S. Consumer Products	$95.3	$(83.0)	$12.3	$—	$12.3
Foodservice Products	52.6	(51.0)	1.6	—	1.6
Canadian Foods	69.7	(65.6)	4.1	—	4.1
Corporate	—	(1.3)	(1.3)	—	(1.3)

Total	$217.6	$(200.9)	$16.7	$—	$16.7

Reconciliation of operating earnings to net earnings:

	Before Unusual & One-Time Items	Unusual & One- Time Items	Total
Operating earnings	$16.7	$—	$16.7
Interest, net	(5.7)	—	(5.7)
Other income (expense), net	—	—	—

Earnings from continuing operations before income taxes	11.0	—	11.0
Income taxes	(3.7)	—	(3.7)

Earnings from continuing operations	7.3	—	7.3
Earnings from discontinued operations	0.6	—	0.6

Net earnings	$7.9	$—	$7.9

Basic earnings per share:
Continuing operations	$0.38	$—	$0.38
Discontinued operations	0.03	—	0.03

Total	$0.41	$—	$0.41

Diluted earnings per share:
Continuing operations	$0.38	$—	$0.38
Discontinued operations	0.02	—	0.02

Total	$0.40	$—	$0.40

International Multifoods Corporation
Consolidated Statements of Operations
(unaudited)

	Twelve Months Ended
(in millions, except per share data)	Feb. 28, 2004	March 1, 2003
Net sales	$908.0	$939.3
Cost of goods sold	(739.5)	(755.3)

Gross profit	168.5	184.0
Selling, general and administrative	(109.9)	(110.8)
Unusual items	(8.4)	—

Operating earnings	50.2	73.2
Interest, net	(22.4)	(24.5)
Other income (expense), net	(3.0)	(4.7)

Earnings from continuing operations before income taxes	24.8	44.0
Income taxes	(7.3)	(16.3)

Earnings from continuing operations	17.5	27.7
Loss from discontinued operations	—	(73.7)

Net earnings (loss)	$17.5	$(46.0)

Basic earnings (loss) per share:
Continuing operations	$0.91	$1.45
Discontinued operations	—	(3.86)

Total	$0.91	$(2.41)

Diluted earnings (loss) per share:
Continuing operations	$0.90	$1.43
Discontinued operations	—	(3.80)

Total	$0.90	$(2.37)

Average shares outstanding:
Basic	19.3	19.1
Diluted	19.5	19.4

International Multifoods Corporation
Segment and Earnings Digest
(unaudited)
(in millions, except per share data)

FY 2004—Twelve Months Ended February 28

	Net Sales	Operating Costs	Operating Earnings Before Unusual Items	Unusual Items	Operating Earnings
U.S. Consumer Products	$388.6	$(335.5)	$53.1	$—	$53.1
Foodservice Products	202.5	(201.9)	0.6	(2.5)	(1.9)
Canadian Foods	316.9	(298.7)	18.2	(2.8)	15.4
Corporate	—	(13.3)	(13.3)	(3.1)	(16.4)

Total	$908.0	$(849.4)	$58.6	$(8.4)	$50.2

Reconciliation of operating earnings to net earnings:

	Before Unusual & One-Time Items	Unusual & One- Time Items	Total
Operating earnings	$58.6	$(8.4)	$50.2
Interest, net	(22.4)	—	(22.4)
Other income (expense), net	1.4	(4.4)	(3.0)

Earnings from continuing operations before income taxes	37.6	(12.8)	24.8
Income taxes	(12.2)	4.9	(7.3)

Earnings from continuing operations	25.4	(7.9)	17.5
Earnings from discontinued operations	—	—	—

Net earnings	$25.4	$(7.9)	$17.5

Basic earnings per share:
Continuing operations	$1.32	$(0.41)	$0.91
Discontinued operations	—	—	—

Total	$1.32	$(0.41)	$0.91

Diluted earnings per share:
Continuing operations	$1.30	$(0.40)	$0.90
Discontinued operations	—	—	—

Total	$1.30	$(0.40)	$0.90

International Multifoods Corporation
Segment and Earnings Digest
(unaudited)
(in millions, except per share data)

FY 2003—Twelve Months Ended March 1

	Net Sales	Operating Costs	Operating Earnings Before Unusual Items	Unusual Items	Operating Earnings
U.S. Consumer Products	$413.0	$(356.6)	$56.4	$—	$56.4
Foodservice Products	228.6	(222.4)	6.2	—	6.2
Canadian Foods	297.7	(275.6)	22.1	—	22.1
Corporate	—	(11.5)	(11.5)	—	(11.5)

Total	$939.3	$(866.1)	$73.2	$—	$73.2

Reconciliation of operating earnings to net loss:

	Before Unusual & One-Time Items	Unusual & One- Time Items	Total
Operating earnings	$73.2	$—	$73.2
Interest, net	(24.5)	—	(24.5)
Other income (expense), net	—	(4.7)	(4.7)

Earnings from continuing operations before income taxes	48.7	(4.7)	44.0
Income taxes	(18.0)	1.7	(16.3)

Earnings from continuing operations	30.7	(3.0)	27.7
Loss from discontinued operations	(73.7)	—	(73.7)

Net loss	$(43.0)	$(3.0)	$(46.0)

Basic earnings (loss) per share:
Continuing operations	$1.60	$(0.15)	$1.45
Discontinued operations	(3.86)	—	(3.86)

Total	$(2.26)	$(0.15)	$(2.41)

Diluted earnings (loss) per share:
Continuing operations	$1.58	$(0.15)	$1.43
Discontinued operations	(3.80)	—	(3.80)

Total	$(2.22)	$(0.15)	$(2.37)

International Multifoods Corporation
Consolidated Condensed Balance Sheets
(unaudited)

(in millions)	Feb. 28, 2004	March 1, 2003
Assets
Current assets:
Cash and cash equivalents	$2.9	$1.2
Trade accounts receivable, net	73.0	43.9
Inventories	116.4	124.7
Other current assets	29.2	46.2

Total current assets	221.5	216.0
Property, plant and equipment, net	247.9	235.1
Goodwill and other acquisition related intangibles, net	199.2	199.3
Other assets	115.7	115.9

Total assets	$784.3	$766.3

Liabilities and Shareholders' Equity
Current liabilities:
Notes payable	$69.2	$15.1
Current portion of long-term debt	11.5	1.3
Accounts payable	74.6	70.1
Other current liabilities	38.6	60.5

Total current liabilities	193.9	147.0
Long-term debt	261.6	328.0
Employee benefits and other liabilities	60.8	55.3

Total liabilities	516.3	530.3

Shareholders' equity	268.0	236.0

Total liabilities and shareholders' equity	$784.3	$766.3

International Multifoods Corporation
Consolidated Condensed Statements of Cash Flows
(unaudited)

	Twelve Months Ended
(in millions)	Feb. 28, 2004	March 1, 2003
Cash flows from operations:
Earnings from continuing operations	$17.5	$27.7
Depreciation and amortization	22.0	14.6
Other, net	3.1	1.9

Cash provided by continuing operations	42.6	44.2
Cash used for discontinued operations	—	(6.0)

Cash provided by operations	42.6	38.2

Cash flows from investing activities:
Capital expenditures	(35.5)	(33.0)
Proceeds from sale of distribution business	—	165.8
Other, net	2.9	(1.5)

Cash provided by (used for) investing activities	(32.6)	131.3

Cash flows from financing activities:
Net change in debt	(7.9)	(196.0)
Other, net	(0.4)	1.1

Cash used for financing activities	(8.3)	(194.9)

Effect of exchange rate changes on cash and equivalents	—	0.1

Net increase (decrease) in cash and equivalents	1.7	(25.3)
Cash and equivalents at beginning of period	1.2	26.5

Cash and equivalents at end of period	$2.9	$1.2

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INTERNATIONAL MULTIFOODS REPORTS FISCAL 2004 FOURTH-QUARTER, FULL-YEAR RESULTS EPS of $1.30 Before Unusual Items Within Previous Company Guidance
International Multifoods Corporation Consolidated Statements of Operations (unaudited)
International Multifoods Corporation Segment and Earnings Digest (unaudited) (in millions, except per share data)
International Multifoods Corporation Segment and Earnings Digest (unaudited) (in millions, except per share data)
International Multifoods Corporation Consolidated Statements of Operations (unaudited)
International Multifoods Corporation Segment and Earnings Digest (unaudited) (in millions, except per share data)
International Multifoods Corporation Segment and Earnings Digest (unaudited) (in millions, except per share data)
International Multifoods Corporation Consolidated Condensed Balance Sheets (unaudited)
International Multifoods Corporation Consolidated Condensed Statements of Cash Flows (unaudited)